UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-23877

Heritage Commerce Corp

(Exact name of registrant as specified in its charter)

224 Airport Parkway

San Jose, California 95110

(408) 947-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Title of each class of securities covered by this Form:	Approximate number of holders of record as of the certification or notice date:
Common Stock, no par value per share	zero holders(1)

(1) Effective April 17, 2026, Heritage Commerce Corp, a California corporation, was merged with and into CVB Financial Corp., a California corporation (“CVBF”), with CVBF surviving the merger. Accordingly, as of the date hereof, there are no holders of record of any class of securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CVB Financial Corp., as successor by merger to Heritage Commerce Corp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CVB Financial Corp. (as successor by merger to Heritage Commerce Corp)

Date: April 30, 2026	By:	/s/ E. Allen Nicholson
E. Allen Nicholson
Executive Vice President and Chief Financial Officer